UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Eventbrite, Inc.

(Name of Issuer)

Class A common stock, par value $0.00001 per share

(Title of Class of Securities)

29975E109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29975E109	SCHEDULE 13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 FUND, L.P. (“USV 2010”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,723,565
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,723,565

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,723,565
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 48.3%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 11,500,000 shares of Class A common stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on September 20, 2018.

CUSIP No. 29975E109	SCHEDULE 13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND (Q), L.P. (“USV 2010 Q”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,178,536
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,178,536

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,536
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 11,500,000 shares of Class A common stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on September 20, 2018.

CUSIP No. 29975E109	SCHEDULE 13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND, L.P (“USV 2010 PTRS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 237,945
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 237,945

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,945
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 11,500,000 shares of Class A common stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on September 20, 2018.

CUSIP No. 29975E109	SCHEDULE 13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. GROWTH FUND VII, L.P. (“SC USGF VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,232,186
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,232,186

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,232,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 11,500,000 shares outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on September 20, 2018.

CUSIP No. 29975E109	SCHEDULE 13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, L.P (“SC USGF VII PF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 80,186
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 80,186

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 11,500,000 shares of Class A common stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on September 20, 2018.

CUSIP No. 29975E109	SCHEDULE 13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON SC U.S. VENTURE 2010 MANAGEMENT, L.P. (“USV 2010 MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

12,140,046 shares, of which 10,723,565 shares of Class B common stock are directly owned by USV 2010, 1,178,536 shares of Class B common stock are directly owned by USV 2010 Q and 237,945 shares of Class B common stock are directly owned by USV 2010 PTRS. USV 2010 MGMT is the General Partner of each of USV 2010, USV 2010 Q and USV 2010 PTRS.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

12,140,046 shares, of which 10,723,565 shares of Class B common stock are directly owned by USV 2010, 1,178,536 shares of Class B common stock are directly owned by USV 2010 Q and 237,945 shares of Class B common stock are directly owned by USV 2010 PTRS. USV 2010 MGMT is the General Partner of each of USV 2010, USV 2010 Q and USV 2010 PTRS.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,140,046
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 51.4%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 11,500,000 shares of Class A common stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on September 20, 2018.

CUSIP No. 29975E109	SCHEDULE 13G	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON SC U.S. GROWTH VII MANAGEMENT, L.P. (“SC USG VII MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

1,312,372 shares, of which 1,232,186 shares of Class B common stock are directly owned by SC USGF VII and 80,186 shares of Class B common stock are directly owned by SC USGF VII PF. SC USG VII MGMT is the General Partner of each of SC USGF VII and SC USGF VII PF.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

1,312,372 shares, of which 1,232,186 shares of Class B common stock are directly owned by SC USGF VII and 80,186 shares of Class B common stock are directly owned by SC USGF VII PF. SC USG VII MGMT is the General Partner of each of SC USGF VII and SC USGF VII PF.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,372
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%[1]
12	TYPE OF REPORTING PERSON PN

[1]

Based on a total of 11,500,000 shares of Class A common stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on September 20, 2018.

CUSIP No. 29975E109	SCHEDULE 13G	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON SC US (TTGP), LTD. (“SC US TTGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

13,452,418 shares, of which 10,723,565 shares of Class B common stock are directly owned by USV 2010, 1,178,536 shares of Class B common stock are directly owned by USV 2010 Q, 237,945 shares of Class B common stock are directly owned by USV 2010 PTRS, 1,232,186 shares of Class B common stock are directly owned by SC USGF VII and 80,186 shares of Class B common stock are directly owned by SC USGF VII PF. USV 2010 MGMT is the General Partner of each of USV 2010, USV 2010 Q and USV 2010 PTRS. SC USG VII MGMT is the General Partner of each of SC USGF VII and SC USGF VII PF. SC US TTGP is the General Partner of each of USV 2010 MGMT and SC USG VII MGMT.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

13,452,418 shares, of which 10,723,565 shares of Class B common stock are directly owned by USV 2010, 1,178,536 shares of Class B common stock are directly owned by USV 2010 Q, 237,945 shares of Class B common stock are directly owned by USV 2010 PTRS, 1,232,186 shares of Class B common stock are directly owned by SC USGF VII and 80,186 shares of Class B common stock are directly owned by SC USGF VII PF. USV 2010 MGMT is the General Partner of each of USV 2010, USV 2010 Q and USV 2010 PTRS. SC USG VII MGMT is the General Partner of each of SC USGF VII and SC USGF VII PF. SC US TTGP is the General Partner of each of USV 2010 MGMT and SC USG VII MGMT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,452,418
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 53.9%[1]
12	TYPE OF REPORTING PERSON OO

[1]

Based on a total of 11,500,000 shares of Class A common stock outstanding following completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on September 20, 2018.

CUSIP No. 29975E109	SCHEDULE 13G	Page 10 of 13 Pages

ITEM 1.

(a) Name of Issuer:

Eventbrite, Inc. (“Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

155 5th Street, 7th Floor

San Francisco, CA 94103

ITEM 2.

(a) Name of Persons Filing:

Sequoia Capital U.S. Venture 2010 Fund, L.P.

Sequoia Capital U.S. Venture 2010 Partners Fund (Q), L.P.

Sequoia Capital U.S. Venture 2010 Partners Fund, L.P

Sequoia Capital U.S. Growth Fund VII, L.P.

Sequoia Capital U.S. Growth VII Principals Fund, L.P

SC U.S. Venture 2010 Management, L.P.

SC U.S. Growth VII Management, L.P.

SC US (TTGP), LTD.

The General Partner of each of USV 2010, USV 2010 Q and USV 2010 PTRS is USV 2010 MGMT. The General Partner of USV 2010 MGMT is SC US TTGP.

The General Partner of each of SC USGF VII and SC USGF VII PF is SC USG VII MGMT. The General Partner of SC USG VII MGMT is SC US TTGP.

(b) Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c) Citizenship:

USV 2010, USV 2010 Q, USV 2010 PTRS, SC USGF VII, SC USGF VII PF, USV 2010 MGMT, SC USG VII MGMT and SC US TTGP: Cayman Islands

(d) CUSIP Number:

29975E109

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

CUSIP No. 29975E109	SCHEDULE 13G	Page 11 of 13 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

CUSIP No. 29975E109	SCHEDULE 13G	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Sequoia Capital U.S. Venture 2010 Fund, L.P. Sequoia Capital U.S. Venture 2020 Partners Fund, L.P. Sequoia Capital U.S. Venture 2010 Partners Fund (Q), L.P.

By:	SC U.S. Venture 2010 Management, L.P. General Partner of each

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SC U.S. Venture 2010 Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

Sequoia Capital U.S. Growth Fund VII, L.P. Sequoia Capital U.S. Growth VII Principals Fund, L.P.

By:	SC U.S. Growth VII Management, L.P. General Partner of each

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SC U.S. Growth VII Management, L.P.

By:	SC US (TTGP), Ltd. its General Partner

CUSIP No. 29975E109	SCHEDULE 13G	Page 13 of 13 Pages

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SC US (TTGP), Ltd.

By:	/s/ Douglas Leone
Douglas Leone, Managing Director